AB 3/10

KH 3/9

11018933

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36472

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2010 December 31, 2010

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spectrum Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 High Ridge Park
(No. and Street)

Stamford, Connecticut 06905

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean M. Orlando 203-322-0189

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/15

1101-1219380

Oath or Affirmation

I, Jean Orlando, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Spectrum Asset Management, Inc. as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jean Orlando
Financial and Operations Principal

Notary Public

NANCY K. DRAY
Notary Public
My Commission Expires November 30, 2013

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
(X) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Spectrum Asset Management, Inc.

Financial Statements and
Supplemental Information

Years Ended December 31, 2010 and 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Spectrum Asset Management, Inc.

We have audited the accompanying statements of financial condition of Spectrum Asset Management, Inc. (the Company), as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Asset Management, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2011

Spectrum Asset Management, Inc.

Statements of Financial Condition

	December 31	
	2010	**2009**
Assets		
Cash and cash equivalents	**$ 6,788,720**	$ 6,550,983
Management fees and commissions receivable:		
Affiliated	**752,176**	743,653
Non-affiliated	**2,466,913**	2,399,743
Fixed assets, net	**397,164**	497,882
Deferred income taxes	**133,768**	81,708
Other assets	**–**	4,900
Total assets	**$ 10,538,741**	$ 10,278,869
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	**$ 74,789**	$ 38,318
Accrued compensation	**3,589,214**	2,634,165
Income taxes payable to affiliates	**799,451**	202,481
Due to affiliates	**2,002,017**	2,959,926
	6,465,471	5,834,890
Stockholder's equity:		
Common stock, no par value – 100,000 shares authorized, issued and outstanding	**663,500**	663,500
Additional paid-in capital	**1,281,250**	1,656,250
Retained earnings	**2,128,520**	2,124,229
Total stockholders' equity	**4,073,270**	4,443,979
Total liabilities and stockholder's equity	**$ 10,538,741**	$ 10,278,869

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Operations

	Year Ended December 31	
	2010	**2009**
Revenues		
Management fees	**$ 24,958,920**	$ 21,075,028
Commissions	**785,312**	2,037,469
Interest income	**11,750**	36,391
Total revenues	**25,755,982**	23,148,888
Expenses		
Compensation and related expense	**11,493,193**	10,757,139
Other operating expenses	**3,047,034**	9,644,975
Total expenses	**14,540,227**	20,402,114
Income before income tax expense	**11,215,755**	2,746,774
Income tax expense	**3,822,260**	856,097
Net income	**$ 7,393,495**	$ 1,890,677

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2009	$ 663,500	$ 1,750,000	$ 4,816,715	$ 7,230,215
Net income	–	–	1,890,677	1,890,677
Return of capital	–	(93,750)	–	(93,750)
Dividend to parent	–	–	(4,583,163)	(4,583,163)
Balance at December 31, 2009	663,500	1,656,250	2,124,229	4,443,979
Net income	–	–	**7,393,495**	**7,393,495**
Return of capital	–	**(375,000)**	–	**(375,000)**
Dividend to parent	–	–	**(7,389,204)**	**(7,389,204)**
Balance at December 31, 2010	**$ 663,500**	**$ 1,281,250**	**$ 2,128,520**	**$ 4,073,270**

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2010	**2009**
Operating activities		
Net income	**$ 7,393,495**	$ 1,890,677
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	**116,488**	123,411
Deferred income taxes	**(52,060)**	(55,237)
Changes in operating assets and liabilities:		
Management fees and commissions receivable	**(75,693)**	(606,243)
Other assets	**4,900**	(4,900)
Accounts payable	**36,471**	(22,874)
Accrued compensation	**955,049**	1,112,554
Due to affiliates	**(957,909)**	2,173,234
Income taxes payable to affiliates	**596,970**	211,037
Net cash provided by operating activities	**8,017,711**	4,821,659
Investing activities		
Purchases of fixed assets	**(15,770)**	(3,392)
Net cash used in investing activities	**(15,770)**	(3,392)
Financing activities		
Dividend paid to Principal Global Investors, LLC	**(7,389,204)**	(4,583,163)
Return of capital to Principal Global Investors, LLC	**(375,000)**	(93,750)
Net cash used in financing activities	**(7,764,204)**	(4,676,913)
Net increase in cash and cash equivalents	**237,737**	141,354
Cash and cash equivalents at beginning of year	**6,550,983**	6,409,629
Cash and cash equivalents at end of year	**$ 6,788,720**	$ 6,550,983
Income taxes paid	**$ 3,277,350**	$ 700,297

See accompanying notes.

1. Organization

Organization and Nature of Business

Spectrum Asset Management, Inc. (the Company) is a registered investment advisor, broker-dealer, and commodity-introducing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA), providing investment management and security investment brokerage for institutional clients. The Company is also a manager of domestic investment portfolios for corporate, government, and mutual fund clients. The Company primarily specializes in the management of fixed-rate preferred stocks and cash. To minimize principal fluctuations, the Company uses its proprietary hedging strategy to establish a cross-hedge with U.S. Treasury futures. The derivative instruments are entered into by the Company's clients and are not reported in the financial statements of the Company. The Company clears its securities transactions on a fully disclosed basis through JP Morgan Clearing Corp.

The Company is a wholly owned subsidiary of Principal Global Investors, LLC (Principal Global). Principal Global is an indirectly wholly owned subsidiary of Principal Financial Group, Inc. (PFG).

2. Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance that requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Specifically, reporting entities now must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, in the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances, and settlements. The guidance clarifies that a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities for disclosure of fair value measurement, considering the level of disaggregated information required by other applicable U.S. generally accepted accounting principles (GAAP) guidance and should also provide disclosures about the valuation techniques and inputs used to measure fair value for each class of assets and liabilities. This guidance was effective January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements, which will be effective on January 1, 2011. This adoption did not have a material impact on the Company's results of operations or financial position.

2. Recent Accounting Pronouncements (continued)

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

- Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Our Level 1 assets include money market mutual funds.

- Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 – Fair values are based on significant observable inputs for the asset or liability.

Cash Equivalents

Cash equivalents are reported at fair value on a recurring basis and include money market instruments. Fair values of these cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2. At December 31, 2010, the Company's cash equivalents are reflected in Level 1.

Transfers

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between any of the levels during the year ended December 31, 2010.

3. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company's cash equivalents include money market funds. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Fixed Assets

Fixed assets are comprised of furniture and equipment and leasehold improvements. Furniture and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, which range from three to ten years. Additions and major renewals are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease.

Revenue Recognition

The majority of the Company's revenues are derived from fees for investment management services provided to institutional and other clients. During 2010, 55% of the Company's revenues were derived from three unaffiliated customers. During 2009, 40% of the Company's revenues were derived from two unaffiliated customers. Investment management fees are generally a function of the overall fee rate charged to each account and the level of assets under management by the Company. Assets under management can be affected by the addition of new client accounts or client contributions to existing accounts, withdrawals of assets from or terminations of client accounts, and investment performance, which may depend on general market conditions. Investment management fees and brokerage commissions are accrued over the period in which services are performed.

3. Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated subsequent events through February 25, 2011, which is the date the financial statements were available to be issued.

4. Fixed Assets

	December 31	
	2010	**2009**
Fixed assets consisted of the following:		
Furniture and equipment and leasehold improvements	**$ 1,058,529**	$ 1,044,508
Less accumulated depreciation and amortization	**(661,365)**	(546,626)
	$ 397,164	$ 497,882

5. Leases

As of December 31, 2010, future minimum rentals under operating leases for office space and certain equipment that have initial or non-cancelable lease terms in excess of one year are as follows:

2011	$ 260,637
2012	258,704
2013	255,910
2014	168,533
2015	–
Thereafter	–
	$ 943,784

Rent expense for 2010 and 2009 totaled $296,471 and $304,574, respectively.

6. Income Taxes

The Company is taxed at corporate rates on taxable income based on existing tax laws. The Company's taxable income or loss is included in the consolidated income tax return filed by PFG. PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each company.

Deferred taxes are provided for the temporary differences between the financial reporting and income tax bases of assets and liabilities using the enacted income tax rates and laws. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. Deferred income tax assets arise primarily from differing methods used to account for expenses not deductible until future periods for tax purposes. Deferred income tax liabilities arise primarily from differences in depreciation methods for book and tax purposes. Net deferred income taxes are comprised of deferred income tax assets of $133,768 and $112,352 and deferred income tax liabilities of $0 and $30,644 at December 31, 2010 and 2009, respectively.

The Company's income tax expense (benefit) is as follows:

	Year Ended December 31	
	2010	**2009**
Current	**$ 3,874,320**	$ 911,334
Deferred	**(52,060)**	(55,237)
	$ 3,822,260	$ 856,097

Income tax expense for 2010 and 2009 differs from the expected income tax expense computed by applying the statutory federal income tax rates to income before income tax expense primarily due to amortization of goodwill recorded for income tax purposes.

7. Related-Party Transactions

The Company provides investment and advisory services to funds managed by affiliates with fees totaling $7,409,872 and $7,173,668 in 2010 and 2009, respectively.

The Company reimburses Principal Global for employees' services and certain other operating costs, which are provided or initially paid by Principal Global and totaled $10,276,824 and $13,672,132 in 2010 and 2009, respectively.

PFG elected to adopt the fair value method of accounting for stock-based compensation and has allocated stock-based compensation expenses to each of its subsidiaries, with the allocation aggregating $4,207,734 to the Company in 2009. No expenses were incurred for stock based compensation by the Company in 2009.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2010, the Company had defined net capital of $1,877,173, which was $1,446,141 in excess of its required minimum net capital of $431,032. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 3.44 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii).

Supplemental Information

Spectrum Asset Management, Inc.

Computation of Net Capital – Part IIA

December 31, 2010

Computation of Net Capital

1. Total ownership equity from statement of financial condition		$ 4,073,270
2. Deduct ownership equity not allowable for net capital		–
3. Total ownership equity qualified for net capital		4,073,270
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		4,073,270
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition (Notes B and C)	$ 2,099,025	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	–	2,099,025
7. Other additions and/or allowable credits		–
8. Net capital before haircuts on securities positions		1,974,245
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments		–
B. Subordinated securities borrowings		–
C. Trading and investment securities:		
1. Exempted securities		–
2. Debt securities		–
3. Options		–
4. Other securities		–
D. Undue concentration		–
E. Other	97,072	97,072
10. Net capital		$ 1,877,173

Spectrum Asset Management, Inc.

Computation of Net Capital – Part IIA (continued)

Computation Basic of Net Capital Requirement

Part A

11. Minimum net capital required (6 2/3% of line 19)		$ 431,032
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		45,000
13. Net capital requirement (greater of line 11 or 12)		431,032
14. Excess net capital (line 10 less 13)		1,446,141
15. Excess net capital at 1000% (line 10 less 10% of line 19)		1,230,626

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition		6,465,471
17. Add:		
A. Drafts for immediate credit	–	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	–
19. Total aggregate indebtedness		6,465,471
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		344%
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)		–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities that were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Spectrum Asset Management, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2010

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

22. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):
    A. (k)(1) – Limited business (mutual funds and/or variable annuities only) ________
    B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained ________
    C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully-disclosed basis. Name of clearing firm: JP Morgan Clearing Corp. X
    D. (k)(3) – Exempted by order of the Commission ________

Spectrum Asset Management, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2010

Differences between the computation of net capital included in this audited report and the corresponding schedule included in the Company's initial unaudited December 31, 2010, Focus Report filed on January 11, 2011, were as follows:

Net capital per December 31, 2010, Focus Report filed January 11, 2011	$ 1,550,566
Adjustment related to taxes payable	326,607
Net capital included in this report	$ 1,877,173
Total aggregate indebtedness per December 31, 2010, Focus Report filed January 11, 2011	$ 6,792,078
Adjustment related to taxes payable	(326,607)
Total aggregate indebtedness included in this report	$ 6,465,471

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Spectrum Asset Management, Inc.

In planning and performing our audit of the financial statements of Spectrum Asset Management, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2011

pwc

To the Board of Directors and Member of
AXA Distributors, LLC:

In planning and performing our audit of the financial statements of AXA Distributors, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control

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deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

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Report of Independent Accountants

To the Members of the Board of
AXA Distributors, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of AXA Distributors, LLC for the year ended December 31, 2010, which were agreed to by AXA Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating AXA Distributors, LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for AXA Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 20, 2010 in the amount of $150 compared to Check No. 02087283, dated July 13, 2010. Payment dated February 24, 2011 in the amount of $76 compared to Check No. 02110257, dated February 23, 2011. No differences were noted.

2. Compared the Total revenues reported on the audited financial statements for the year ended December 31, 2010 to the Total revenue amount of $525,077,825 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. A difference of $1 was noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the deduction reported on page 2, item 2c.(1) of Form SIPC-7 in the amount of $524,987,548, to Total revenues of $525,077,826 less Interest income of $90,278 reported on the audited financial statements for the year ended December 31, 2010. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $90,277 and $226, respectively of the Form SIPC-7. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of AXA Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042123 FINRA DEC
AXA DISTRIBUTORS LLC 9*9
1290 AVENUE OF THE AMERICAS 11TH FL
NEW YORK NY 10104-0101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 226

B. Less payment made with SIPC-6 filed (exclude interest) (150)

July 20, 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 76

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 76

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 76

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AXA Distributors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 20 11.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2010
and ending DEC 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	525,077,826.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	524,987,548.00
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	524,987,548.00
2d. SIPC Net Operating Revenues	$ 90,278.00
2e. General Assessment @ .0025	$ 226
	(to page 1, line 2.A.)

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Spectrum Asset Management, Inc.
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Spectrum Asset Management, Inc.
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm